EX 99.2

NETCO ENERGY INC.
Suite 1100 – 609 West Hastings Street
Vancouver, BC  V6B 4W4
604.331.3376 (Telephone)
604.688.4712 (Facsimile)

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of Netco Energy Inc. (the “Company”) will be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, BC on Thursday, the 17th day of June, 2004 at 10:00 a.m. (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

  To receive and consider the Report of the Directors to the Shareholders;

  To receive and consider the financial statements of the Company, together with the auditor’s report thereon for the fiscal year ended December 31, 2003;

  To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at three (3);

  To elect directors to hold office until the next annual general meeting of the Company;

  To appoint an auditor for the Company to hold office until the next annual general meeting of the Company;

  To authorize the directors to fix the remuneration to be paid to the auditor for the Company;

  To consider and, if thought fit, to approve an ordinary resolution amending the Company’s 2002 Stock Option Plan (the “Plan”) by increasing the number of shares available under the plan from 611,365 common shares to 1,412,631 (including the 343,500 options outstanding) common shares; and

  To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

A Proxy Statement and Information Circular and Form of Proxy accompany this Notice of Meeting.  These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed May 10, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose.  If you receive more than one Form of Proxy because you own shares registered in different names or addresses, each Form of Proxy should be completed and returned.  The completed form of proxy must be received by the Company or by Computershare Trust Company by mail or by fax, at least 48 hours, excluding Saturdays and holidays, prior to the meeting or an adjournment of the meeting or with the Chairman of the meeting on the date of the meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 14th day of May, 2004.

By Order of the Board of

NETCO ENERGY INC.

     “Chris Schultze”

CHRIS SCHULTZE
President and CEO